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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                        SECURITIES EXCHANGE ACT OF 1934

                         Commission file number 0-28608

                                PETSEC ENERGY LTD
                 (Translation of registrant's name into English)

             LEVEL 13, 1 ALFRED STREET, SYDNEY, NSW 2000, AUSTRALIA
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes [ ] No [X]



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         Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements" within the meaning of Section 27A of the USA Securities Act of 1933 and Section 21E of the USA Securities Exchange Act of 1934. Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks discussed in the Company's SEC filings.

The following release was filed with the Australian Stock Exchange on the date indicated.

                                PETSEC ENERGY LTD
                                 ACN 000 602 700


         13 May 2005


                 PETSEC ENERGY SPUDS SECOND WELL AT MAIN PASS 19


         Petsec Energy Ltd (ASX, PSA; ADR's, PSJEY.PK)

         Petsec Energy Limited today announced the spudding of the Main Pass 19 #2 well in the Gulf of Mexico, USA.

         The new well - located 128 kilometres (80 miles) south east of New Orleans - is the second in a programme of two to three wells to be drilled from the same location to test mapped potential of approximately 12 billion cubic feet to 15 billion cubic feet equivalent of natural gas (net to Petsec).

         Drilling of the Main Pass 19 #2 well follows the announcement earlier this week that the first well, Main Pass 19 #1 had resulted in a commercial gas discovery.

         Details of the Main Pass 19 #2 well are as follow:-

            Well Name:                  Main Pass 19 #2
            Spud Date:                  12 May 2005
            Water Depth:                12 metres (38 feet)
            Proposed Total Depth:       2,298 metres (7,539 feet) Measured Depth
            Estimated time to drill:    15 days
            Operator                    Petsec Energy Inc.
            Petsec working interest     55%
            Petsec net revenue
            interest                    45.83%


For further information, please contact:

Mr. Craig Jones                               Mr. Ross A. Keogh
Petsec Energy Ltd                             Petsec Energy Inc.
Level 13                                      3861 Ambassador Caffery Parkway
1 Alfred Street                               Suite 500
Sydney NSW 2000                               Lafayette, LA 70503
Tel: 612 9247 4605                            Tel: 1 (337) 989 1942
Fax: 612 9251 2410                            Fax: 1 (337) 989 7271

Certain statements in this report regarding future expectations and plans of the Company may be regarded as "forward-looking statements". Although the Company believes that its expectations and plans are based upon reasonable assumptions, it can give no assurance that its goals will be met. Actual results may vary significantly from those anticipated due to many factors, including oil and gas prices, operating hazards, drilling risks, environmental risks and uncertainties in interpreting engineering and other data relating to oil and gas reservoirs, as well as other risks.




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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         Petsec Energy Ltd


Date: May 13, 2005                     By:  /s/ Craig Jones









                                         Craig H. Jones
                                         Group Manager - Corporate